EX. e.2

AMENDMENT TO UNDERWRITING AGREEMENT BETWEEN

WANGER ADVISORS TRUST AND

COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.

This Amendment (“Amendment”) to the Underwriting Agreement is made as of April 12, 2011, by and between Wanger Advisors Trust (the “Trust”) and Columbia Management Investment Distributors, Inc. (the “Distributor”).

WHEREAS, the Trust and the Distributor entered into the Underwriting Agreement dated as of May 1, 2010 (the “Underwriting Agreement”); and

WHEREAS, the Trust and the Distributor desire to amend the termination provision of the Underwriting Agreement to permit the continuation of the Underwriting Agreement until July 31, 2011 to be coterminous with other agreements relating to service providers for the Trust;

NOW THEREFORE, in consideration of the foregoing, the parties hereby agree to amend the Underwriting Agreement as follows:

The first two sentences of Section 18 of the Underwriting Agreement are replaced in their entirety with the following sentences.

This Agreement shall become effective on May 1, 2010. After this Agreement is effective, it shall continue in effect until July 31, 2011 and from year to year thereafter, but only so long as such continuance is specifically approved in the manner required by the 1940 Act.

IN WITNESS WHEREOF, the Trust and the Distributor have each caused this Amendment to be executed as of the effective date of this Amendment.

WANGER ADVISORS TRUST
on behalf of its series listed on Schedule I of the Underwriting Agreement

By	/s/ Bruce H. Lauer
Name: Bruce H. Lauer
Title: Vice President, Secretary and Treasurer

COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.

By	/s/ Beth Brown
Name: Beth Brown
Title: SVP, Head of Intermediary Distribution